UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-4034 A

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DaVita Inc.
Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

DaVita Inc.
21250 Hawthorne Boulevard, Suite 800
Torrance, California 90503-5517

REQUIRED INFORMATION

1.
Financial statements filed as a part of this annual report: Report of KPMG LLP, independent auditors, Audited Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000, Audited Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2001 and 2000 and Notes to Financial Statements for the Years Ended December 31, 2001 and 2000.

2.	Exhibit filed as a part of this annual report: Exhibit 23.1— Consent of KPMG, LLP, independent auditors.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DAVITA INC. RETIREMENT SAVINGS PLAN

By:	/s/ BOB ARMSTRONG
Bob Armstrong Vice President of People Services and Designated Representative of the Plan Administrator

Date: June 28, 2002

DAVITA INC.

RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2001 and 2000

(With Independent Auditors’ Report Thereon)

DAVITA INC.

RETIREMENT SAVINGS PLAN

Independent Auditors’ Report

The Plan Administrator
DaVita Inc. Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of DaVita Inc. Retirement Savings Plan (Plan) as of December 31, 2001 and 2000 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of DaVita Inc. Retirement Savings Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    KPMG LLP

Seattle, Washington
June 24, 2002

DAVITA INC.

RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits
December 31, 2001 and 2000

	2001	2000
Investments, at fair value	$78,423,731	$70,051,965
Receivables—employee contribution	740,670	448,161

Total assets	79,164,401	70,500,126

Liabilities—excess contributions payable	398,290	319,157

Net assets available for benefits	$78,766,111	$70,180,969

See accompanying notes to financial statements.

DAVITA INC.

RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2001 and 2000

	2001	2000
Additions to net assets attributed to:
Investment income:
Interest and dividends	$1,603,167	$1,023,282
Net appreciation/(depreciation) in fair value of investments	(2,887,545)	3,463,340

	(1,284,378)	4,486,622

Contributions:
Employer		53,620
Employee	15,216,552	14,438,456

	15,216,552	14,492,076
Rollovers and transfers received from other plans	456,371	106,569

Total additions	14,388,545	19,085,267

Deductions from net assets attributed to:
Benefit payments	5,621,886	6,941,118
Administrative expenses	181,517	83,563
Participant loans receivable terminated due to withdrawal of participant		97,737

Total deductions	5,803,403	7,122,418

Net increase	8,585,142	11,962,849

Net assets available for benefits at beginning of year	70,180,969	58,218,120

Net assets available for benefits at end of year	$78,766,111	$70,180,969

See accompanying notes to financial statements.

DAVITA INC.

RETIREMENT SAVINGS PLAN

Notes to Financial Statements
December 31, 2001 and 2000

(1)  Description of Plan

The following description of the DaVita Inc. Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan was established as a defined contribution plan for the benefit of employees of DaVita Inc. (Company) effective October 1, 1994 and most recently amended effective January 1, 2002. Employees become eligible to participate upon completing both six months of service with at least 500 hours and attaining the age of 21. The Plan is intended to qualify under Section 401(a) of the Internal Revenue Code of 1986 (the Code), as amended, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions

Participants may elect to contribute either a fixed dollar amount or a maximum of 20% of their eligible compensation into any one of the investment options offered by the Plan, subject to the legal limit allowed by the Internal Revenue Service (IRS) regulations. Beginning November 1, 2001, participants had the ability to self direct their investments into fourteen investment funds as well DaVita Inc. common stock. In 2000, and until October 31, 2001, the Plan offered a general account, 12 pooled separate accounts and DaVita Inc. common stock as the investment options. Participants may elect quarterly to change their contribution percentage and may change their investment selection daily.

The Company may elect to make discretionary non-elective contributions and profit sharing contributions to the Plan as long as the total contributions (including the participant’s contributions) do not exceed the maximum allowable under IRS regulations. There were no discretionary non-elective contributions or profit sharing contributions made in 2001 or 2000 for participants in this plan. In 2000, the Company made a matching contribution, where governed by Hawaii union contract in amount equal to 50% of a participant’s contributions, up to a maximum of 5 percent of the participant’s compensation. The Company’s Hawaii operations were sold in June of 2000.

Participant Accounts

The Plan recordkeeper maintains an account for each participant’s contributions, allocations of Company contributions if any, investment net earnings, losses and Plan expenses. Company non-elective contributions, and profit sharing contributions are allocated to each participant’s account in proportion that their compensation bears to the total compensation for all eligible participants. Investment net earnings, losses and Plan expenses are allocated to each account in proportion that the account bears to the total of all participant’s accounts.

Participants may transfer rollover contributions from other qualified plans into their Plan account. Rollovers must be made in cash within the time limit specified by the IRS. Under certain circumstances rollover will not be permitted and are usually limited to active employees of the Company.

A participant’s investment into the funds is represented by the number of units/shares credited to the participant’s account multiplied by the net asset value of each fund on the valuation date. Each fund determines its net asset value on a daily basis. The number of new units/shares credited to each participant’s account for each fund, due to new contributions, is equal to the amount of the participant’s new contributions to the fund divided by the net asset value for the applicable fund as determined on the valuation date.

DAVITA INC.

RETIREMENT SAVINGS PLAN

Notes to Financial Statements — (continued)
December 31, 2001 and 2000

Vesting

Participants in the Plan will always be 100% vested in their contributions and rollover accounts.

For Company contributions, if any, participants hired before July 1, 1998 become fully vested in their account balance on that date, and after July 1, 1998 vesting is based on years of service. A participant becomes 25% vested after two years of service, 50% vested after three years of service, 75% vested after four years of service and 100% vested after five years of service. However, if an active participant dies prior to attaining the normal retirement age, the participant’s account becomes 100% vested.

Benefit Payments

Active participants can receive lump sum cash distributions or a distribution in the form of an annuity from the Plan either by obtaining age 59 ½, incurring a financial hardship, electing to receive an early distribution or withdrawing their rollover and after-tax contributions. However, distributions either in cash or in the form of an annuity will begin no later than sixty days after the close of the Plan year end in which the latest of the following events has occurred; a participant reaches normal retirement age, obtains ten years of participation in the Plan or terminates employment.

On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the vested portion of his or her account, installment payments, or a distribution in the form of an annuity. Participants with an account balance of less than $5,000 must elect the lump sum payment option. Distributions are subject to the applicable provisions of the Plan agreement.

Distributions for financial hardship must both be made on account of an immediate and heavy financial need and be necessary to satisfy that need. Participants are required to obtain Plan loans described below, before requesting a hardship distribution. Only the participant’s tax deferred contributions may be distributed. Earnings and Company contributions are not eligible for distribution.

In the event of death of a participant, the participant’s vested account balance will be distributed to the participant’s beneficiary as soon as reasonably practicable but not later then the end of the fifth calendar year following death.

Participant Loans

The Plan permits participants to borrow a minimum of $1,000 from their participant accounts. Subject to certain IRS regulations and Plan limits, such loans cannot exceed the lesser of 50% of the value of the participant’s vested account, or $50,000 reduced for any prior loan outstanding. The loan must be repaid generally within 5 years or within a reasonable period of time depending upon its purposes and bears interest at rate commensurate with current interest rates charged for loans made under similar circumstances (5.75% and 8.75% at December 31, 2001 and 2000). The loan is secured by the participant’s vested account balance.

Plan Termination

Although it is intended for the Plan to continue indefinitely, DaVita Inc. has the right to terminate the Plan at any time. If the Plan is terminated, each participant account balance will be fully vested and distributed in a timely manner.

DAVITA INC.

RETIREMENT SAVINGS PLAN

Notes to Financial Statements — (continued)
December 31, 2001 and 2000

(2)  Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Investments

Plan investments are stated at fair value. Investments in registered investment companies are valued at the net asset values per share as quoted by such companies or funds as of the valuation dates. Investments in the Scudder Stable Value Fund are valued at amortized cost which approximates fair value. DaVita Inc. common stock is valued at the New York Stock Exchange closing price. Investments in pooled separate accounts are recorded at fair value, as determined by the unit value reported by Connecticut General Life Insurance Company (“CG Life”). Investments in the CIGNA Charter Guaranteed Long-Term Fund were non-fully benefit responsive due to certain potential restrictions on withdrawals exceeding 10% of the CIGNA Charter Guaranteed Long-Term Funds assets in any given year and were recorded at fair value. Participant loans are stated at cost which approximates fair value. Dividends from investment companies are recorded on record date. Investment transactions are recorded on a trade date basis.

Benefits

Benfits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Administrative Expenses and Investment Management Fees

All operational administrative costs of the Plan are deducted from participant’s account balances except certain transactions costs associated with the recordkeeping of DaVita Inc. common stock which are borne by the Company. Administrative costs include trustee fees, recordkeeping, participant reporting costs, brokerage fees, commissions and transactions charges. Investment management fees are paid by the respective investment funds and are deducted in arriving at each fund’s overall net asset value.

New Accounting Pronouncements

The Plan adopted SFAS No. 133 Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS Nos. 137 and 138 effective January 1, 2001. SFAS No. 133 requires that the Plan recognize all derivatives and measure those instruments at fair value. The impact of adopting these standards was immaterial on the Plan financial statements.

DAVITA INC.

RETIREMENT SAVINGS PLAN

Notes to Financial Statements — (continued)
December 31, 2001 and 2000

(3)  Investments

Investments that represent five percent or more of the Plan’s net assets at either December 31, 2001 and 2000 are as follows:

2001
Scudder Stable Value Fund, 20,057,405 shares	$20,057,405
Scudder Pathway Moderate Fund Class A shares, 782,099 shares	8,337,179
Scudder 21st Century Growth Fund Class A shares, 236,648 shares	4,075,065
MFS Mass Investor Growth Fund Class A shares, 1,118,285 shares	14,414,689
DaVita Inc. Common Stock, 558,932 shares	13,506,060

2000
CIGNA Charter Guaranteed Long-Term Fund, 414,119 units	$15,500,027
CIGNA Charter Large Company Stock—Growth Fund, 431,518 units	6,230,325
CIGNA Charter Large Company Stock—Growth II Fund, 800,116 units	10,359,202
CIGNA Charter Small Company Stock—Growth Fund, 265,156 units	4,521,023
CIGNA Charter Foreign Stock II Fund, 317,226 units	3,894,204
CIGNA Lifetime 40 Fund, 607,137 units	7,674,968
Davita Inc. Common Stock, 593,118 shares	10,157,153

The following summarizes the investments at fair value as of December 31, 2001 and 2000 and the related net appreciation/(depreciation) in the investments:

	2001		2000
	Investments at Fair Value	Net Appreciation/ Depreciation	Investments at Fair Value	Net Appreciation/ Depreciation
Investment in Mutual Funds	$61,795,871	$1,852,869
Davita Inc. Common Stock	13,506,060	4,016,893	$10,157,153	$6,645,248
Participant Loans	3,121,800		2,513,961
CIGNA General Accounts			15,501,228
CIGNA Pooled Separate Accounts		(8,757,307)	41,879,623	(3,181,908)

Total	$78,423,731	$(2,887,545)	$70,051,965	$3,463,340

(4)  Investment Contract with Insurance Company

In 2000 and until October 31, 2001, the Plan participated in a contract with CG Life via the CIGNA Charter Guaranteed Long-Term Fund. CG Life prospectively guaranteed the interest rates credited for the CIGNA Charter Guaranteed Long-Term Fund for six-month periods. For the Plan’s investment in the CIGNA Charter Guaranteed Long-Term Fund, the Plan was credited with interest at the rate declared in the contract which was 5.50% and 5.80% at October 31, 2001 and 2000, respectively, net of asset charges. Total interest income received on the contract for the years ended December 31, 2001 and 2000 were $812,306 and $816,233, respectively.

DAVITA INC.

RETIREMENT SAVINGS PLAN

Notes to Financial Statements — (continued)
December 31, 2001 and 2000

(5)  Related-Party Transactions

In 2000 and until October 31, 2001, the Plan’s trustee was CIGNA Corporation and the investments in the funds were managed by CG Life, a wholly owned division of CIGNA. On November 1, 2001 Scudder Trust Company was named the trustee for the Plan and the investments are now managed by Scudder Investments, a global asset management firm. As such, transactions with both of the trustees qualify as party-in-interest transactions. The Company also provides personnel and administrative functions for the Plan at no charge to the Plan. In addition, the Plan holds shares of DaVita Inc., the plan sponsor, which also qualifies as a party-in-interest.

(6)  Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated November 25, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter, however, the Plan’s administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(7)  Forfeitures

At December 31, 2001 and 2000, forfeited non-vested accounts totaled approximately $263,000 and $323,000, respectively. These accounts will be used to reduce future employer contributions or pay Plan expenses. Also, in 2001 and 2000, employer contributions were not reduced by forfeited nonvested accounts. In 2001, approximately $118,000 of forfeitures were used to pay plan expenses.

(8)  Subsequent Event

Subsequent to December 31, 2001, the plan was updated to reflect operational and statutory changes including but not limited to the level of annual contributions that can be made by participants according to recent tax law changes and eliminating any employer matching contributions. The Plan is seeking a favorable determination letter from the IRS regarding these changes as well as other updates that have been made to the plan since the last determination letter was received.

Schedule 1

DAVITA INC.

RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
Year ended December 31, 2001

	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value
*	Scudder Investment Company	Scudder Stable Value Fund	n/a **	$20,057,405
*	Scudder Investment Company	Scudder Balanced Fund Class S Shares	n/a **	13,929
*	Scudder Investment Company	Scudder Pathway Conservative Fund Class A Shares	n/a **	301,149
*	Scudder Investment Company	Scudder Pathway Growth Fund Class A Shares	n/a **	2,853,349
*	Scudder Investment Company	Scudder Pathway Moderate Fund Class A Shares	n/a **	8,337,179
*	Scudder Investment Company	Scudder Capital Growth Fund Class A Shares	n/a **	3,622,699
*	Scudder Investment Company	Scudder International Fund Class A Shares	n/a **	3,185,024
*	Scudder Investment Company	Scudder Lease Company Fund Value Class A Shares	n/a **	1,573,867
*	Scudder Investment Company	Scudder STP 500 Index Fund Class S Shares	n/a **	72,758
*	Scudder Investment Company	Scudder 21st Century Growth Fund Class A Shares	n/a **	4,075,065
*	Pimco Investment Company	Pimco Total Return Fund	n/a **	110,830
*	Franklin Investment Company	Franklin Balance Sheet Fund Class A Shares	n/a **	3,116,553
*	MFS Investment Company	MFS Mass Investors Growth Fund Class A Shares	n/a **	14,414,689
*	MFS Investment Company	MFS Mid-Cap Growth Fund Class A Shares	n/a **	61,375
*	DaVita Inc.	Common Stock	n/a **	13,506,060
*	Participant Loans	5.75%–8.75%	—	3,121,800

*	Indicates an identified person known to be a party-in-interest to the Plan.
**	Cost information has been omitted for participant directed investments.